UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-39906

LEGATO MERGER CORP.

(Exact name of registrant as specified in its charter)

777 Third Avenue, 37th Floor

New York, New York 10017

Telephone: (212) 319-7676

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one share of common stock and one redeemable warrant

Common stock, par value $0.0001 per share

Redeemable warrants, exercisable for shares of common stock at an exercise price of $11.50 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1*

*

On October 19, 2021 (the “Closing Date”), as contemplated by that certain Agreement and Plan of Merger, dated as of May 24, 2021, by and among Legato Merger Corp. (“Legato”), a Delaware corporation, Algoma Steel Group Inc., a corporation organized under the laws of the Province of British Columbia (“Algoma”), and Algoma Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Algoma (“Merger Sub”), Merger Sub merged with and into Legato, with Legato surviving as a wholly-owned subsidiary of Algoma, and with the securityholders of Legato becoming securityholders of Algoma (the “Merger”). Following the consummation of the Merger on the Closing Date, Legato was dissolved and its assets and liabilities were distributed to Algoma. This Form 15 relates solely to the reporting obligations of Legato under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and does not affect the reporting obligations of Algoma as its successor issuer under the Exchange Act.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Legato Merger Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 29, 2021

LEGATO MERGER CORP.

By:	/s/ John Naccarato
Name:	John Naccarato
Title:	President